Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 11 DATED DECEMBER 28, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2012, Supplement No. 9, dated November 8, 2012 and Supplement No. 10, dated November 21, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Houston Surgery Center;

(3)	the completion of our acquisition of the Akron General Medical Center; and

(4)	an update to our risk factors.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of December 27, 2012, we had accepted investors’ subscriptions for and issued 19,879,863 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $197,248,987. As of December 27, 2012, we had 155,120,137 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Acquisition of Houston Surgery Center and Akron General Medical Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary–Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria–Description of Real Estate Investments–Wholly-owned properties” section beginning on page 113 of the prospectus.

On November 28, 2012, HC – 17322 Red Oak Drive, LLC, a wholly-owned subsidiary of Carter/Validus Operating Partnership, LP (“CVOP”), our operating partnership, acquired 100% of the fee simple interest in a 14,000 rentable square foot surgery center (the “Houston Surgery Center”), located in Houston, Texas, for a purchase price of $4,700,000, plus closing costs. The seller of the Houston Surgery Center, RO Medical Realty Partners, LP, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Houston Surgery Center using net proceeds from our initial public offering and our existing line of credit.

On December 28, 2012, HC – 1940 Town Park Boulevard, LLC, a wholly-owned subsidiary of CVOP, acquired 100% of the fee simple interest in a 98,705 rentable square foot health and wellness center (the “Akron General Medical Center”), located in Green, Ohio, for a purchase price of $40,000,000, plus closing costs.

The sellers of the Akron General Medical Center, Green Wellness Equity Investors, LLLP and MCR LP Investments, LLC, are not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Akron General Medical Center using net proceeds from our initial public offering and our existing line of credit.

Description of the Properties

The Houston Surgery Center was constructed in 1998 with 14,000 square feet, located on approximately 1.478 acres in Houston, Texas. As of November 28, 2012, the Houston Surgery Center was 100% leased to Northwest Surgery Center, Ltd. (“Northwest Surgery Center”). In connection with the acquisition, we paid an acquisition fee of approximately $94,000, or 2% of the purchase price, to our advisor.

Construction of the Akron General Medical Center began in 2011 was complete in 2012. As of December 28, 2012, the Akron General Medical Center was 100% leased to Akron General Health System, Inc., an Ohio not for profit corporation (“Akron General Health System”). In connection with the acquisition, we paid an acquisition fee of approximately $800,000, or 2% of the purchase price, to our advisor.

In evaluating the Houston Surgery Center and the Akron General Medical Center as potential acquisitions and determining the appropriate amount of consideration to be paid for each such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Houston Surgery Center and the Akron General Medical Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy
Houston Surgery Center	11/28/2012	1998	$4,700,000	$94,000	7.92%	8.77%	100.0%
Akron General Medical Center	12/28/2012	2012	$40,000,000	$800,000	7.36%	8.27%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Houston Surgery Center and the Akron General Medical Center are suitable for their present and intended purpose as healthcare facilities and adequately covered by insurance.

The Houston Surgery Center is located in the Houston, Texas metropolitan area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

The Akron General Medical Center is located in the Green, Ohio metropolitan area, and as such may compete with other medical facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of each of the Houston Surgery Center and the Akron General Medical Center. Among other things, the property managers have the authority to negotiate and enter into leases for the Houston Surgery Center and the Akron General Medical Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Houston Surgery Center and the Akron General Medical Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments—Wholly-owned properties” section on page 9 of the prospectus and “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 113 of the prospectus.

Wholly-owned properties

The following table shows, as of the respective date of acquisition, the principal provisions of the lease terms for the sole tenants of the Houston Surgery Center and the Akron General Medical Center:

Tenant	Renewal Options(1)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
Northwest Surgery Center(2)	2/5 yr	$372,400	(3)	$26.60	04/25/1997	11/30/2026
Akron General Health System(2)	2/10 yr	$2,915,744	(4)	$29.54	11/08/2010	06/30/2025

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of the Northwest Surgery Center and the Akron General Health System are healthcare related.
(3)	The annual base rent under the lease increases by 9.60% every five years of the then-current base rent.
(4)	The annual base rent under the lease increases by 2.00% every year of the then-current base rent.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 116 of the prospectus.

Wholly-owned and joint venture properties

For 2011, the real estate taxes on the Houston Surgery Center were approximately $16,891. For federal income tax purposes, we estimate that the depreciable basis in the Houston Surgery Center will be approximately $4,230,000.

For 2011, the real estate taxes on the Akron General Medical Center were approximately $2,555. For federal income tax purposes, we estimate that the depreciable basis in the Akron General Medical Center will be approximately $36,000,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Placement of Debt on Certain Real Property Investments—Entry Into a Line of Credit Facility” section beginning on page 114 of the prospectus.

Line of Credit Facility

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Line of Credit by executing a Mortgage or Deed of Trust and an Assignment of Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Line of Credit since November 20, 2012:

Entity(1)	Property(2)	Date Added	Borrowing Base Availability(3)
HC – 17322 Red Oak Drive, LLC	Houston Surgery Center	November 28, 2012	$2,505,000
HC – 1940 Town Park Boulevard, LLC	Akron General Medical Center	December 28, 2012	$19,675,000

(1)	CVOP has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Line of Credit.
(2)	CVOP has pledged a security interest in the property that serves as collateral for the KeyBank Line of Credit pursuant to the terms of the KeyBank Loan Agreement and through the KeyBank Deed of Trust.
(3)	The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

As of the date of this prospectus supplement, we have drawn down $57,500,000 under the KeyBank Line of Credit and we have approximately $7,255,000 remaining available under the KeyBank Line of Credit.

Risk Factors

The following information should be read in conjunction with the discussion contained in the “Risk Factors” section beginning on page 22 of our prospectus:

We have experienced losses in the past, and we may experience additional losses in the future.

Historically, we have experienced net losses and we may not be profitable or realize growth in the value of our investments. Many of our losses can be attributed to start-up costs and operating costs incurred prior to purchasing properties or making other investments that generate revenue and acquisition related expenses. Please see the “Selected Financial Data” section of the prospectus, as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our consolidated financial statements and the notes thereto in our most recently filed Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q that are incorporated by reference into the prospectus, for a discussion of our operational history and the factors for our losses.

4